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                                                                      EXHIBIT 20
                   NEWS RELEASE

Contact:  George Pipas
          (313) 323-9216


FORD MOTOR COMPANY SETS NEW FULL YEAR U.S. SALES RECORD

DECEMBER SALES FALL 14% FROM LAST YEAR'S RECORD LEVEL


DEARBORN, MI, January 3, 2001 - U.S. consumers purchased or leased 4,202,820 new cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in the 2000 calendar year, breaking the company record (4,163,369) that was set last year.

In December, the company's new car and truck sales totaled 275,756, down 14 percent from last December's record sales of 333,757.

"The 2000 calendar year was reminiscent of the weather in the month of March," said Bob Rewey, Ford's Group Vice President, Global Consumer Services and North America. "Y2K came in like a lion and it's going out like a lamb."

"Overall, 2000 was an outstanding sales year," Rewey continued, "and we believe 2001 will be a good year, too. However, the first few months of 2001 will look pale against the extraordinary sales pace of early 2000 when GDP growth was averaging almost six percent and consumer confidence was at record levels."

"We believe 2001 industry sales will be in the range of 16.0 million to 16.5 million," Rewey noted. "That's a good sales year - quite possibly the third best year in history. But let's assume that the first quarter sales rate is 16 million, which is our planning assumption. That translates to a 15 percent decline in first quarter industry sales."

"Still, we're optimistic about the full year 2001 outlook. Consumer fundamentals, like job and income growth, are good and Ford Motor Company has strong brands and the best line of products in its history."

CALENDAR YEAR SALES HIGHLIGHTS

Ford Motor Company's U.S. sales highlights are detailed later, but the most significant accomplishments are summarized below:

     - Ford Motor Company set an all-time record with U.S. sales of 4,202,820 eclipsing the mark of 4,163,369 that was set last year.

     - Ford was the best-selling brand of cars and trucks in America, as it has been for the last 14 years, with record sales of 3,469,596. The previous record (3,425,086) was set last year.

     - Jaguar set a new U.S. sales record in 2000 as 43,728 new customers elected to experience 'the art of performance'. Jaguar's previous sales record (35,039) was set last year.

     - Volvo also had a record year in 2000 as U.S. sales climbed to 123,178. The previous record (116,692) was set in 1999.

     - Lincoln, the essence of American luxury, achieved its highest sales year since 1990 as 2000 sales climbed nine percent to 193,009.

Among individual products were these highlights:

     - The Ford F-Series pickup was America's best-selling vehicle, car or truck, for the 19th year in a row and achieved record sales of 876,716. The previous record (869,001) was set last year. The Ford F-Series and the Ford Ranger, which is America's best-selling compact pickup, combine to make Ford the best selling brand of pickups in America.

     - The Ford Explorer was America's best-selling sport utility vehicle for the 10th year in a row and achieved record sales of 445,157. The previous record (431,488) was set in 1998.

     - Ford dealers outfitted a record number of U.S. customers with "No Boundaries" sport utility vehicles. In 2000, combined sales for the Ford Escape, Explorer, Expedition, and Excursion were 752,061 - breaking the record (680,212) that was set last year. Ford is America's best-selling brand of sport utility vehicles.

     - The Ford Focus, the North American Car of the Year in 2000, had first year sales of 286,166.

     - The Lincoln LS, Motor Trend magazine's 1999 Car of the Year, had first year sales of 51,039.